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SOUTHWESTERN PUBLIC SERVICE COMPANY

EXHIBIT 12. Statement of Computation of Ratio of Earnings

                                                            Twelve Months Ended
                                                                May 31, 1995
                                                          (Dollars In Thousands)
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Computation of Ratio of Earnings to Fixed Charges:

  Fixed charges, as defined:
    Interest on long-term debt                                   $ 39,253
    Amortization of debt premium, discount and expense                526
    Other interest                                                  3,630
    Estimated interest factor of rental charges                     1,184
                Total fixed charges                              $ 44,593

  Earnings as defined:
    Net earnings per statement of earnings                       $105,246
    Fixed charges as shown                                         44,593
    Income taxes:
      Federal-current                                              46,344
      Federal-deferred                                             11,643
      State                                                         1,820
    Investment tax credits                                           (250)
    Earnings available for fixed charges                         $209,396
  Ratio of earnings to fixed charges                                 4.70

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements Combined:

  Total fixed charges, as shown above                            $ 44,593
  Preferred dividend requirements*                                  7,593
                Total fixed charges and preferred dividend
                  requirements combined                          $ 52,186

  Earnings available for fixed charges and preferred dividend
    requirements combined                                        $209,396

  Ratio of earnings to fixed charges and preferred dividend
    requirements combined                                            4.01

  *Preferred dividend requirements:
     Annual preferred dividend requirement                       $  4,878
     Less amount deductible for income tax purposes                    82
     Net requirement [A]                                         $  4,796
     1 / (100% - effective tax rate) [B]                            1.566
     Effective tax rate                                             36.1%
     [A] x [B]                                                   $  7,511
     Add amount deductible for income tax purposes                     82
     Preferred dividend requirements                             $  7,593
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